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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
================================================================================
1. Name and Address of Reporting Person(*)

   General Electric Capital Corporation
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   (Last)               (First)                 (Middle)

  260 Long Ridge Road
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                                    (Street)


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   (City)               (State)                 (Zip)

   Stamford              Connecticut             06927
================================================================================
2. Issuer Name and Ticker or Trading Symbol


   Krause's Furniture, Inc. (SOFA)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   April/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                    9.        10.
                                                                                                    Number    Owner-
                                                                                                    of        ship
                2.                                                                                  Deriv-    Form of
                Conver-                    5.                             7.                        ative     Deriv-   11.
                sion                       Number of                      Title and Amount          Secur-    ative    Nature
                or                         Derivative   6.                of Underlying     8.      ities     Secur-   of
                Exer-             4.       Securities   Date              Securities        Price   Bene-     ity:     In-
                cise     3.       Trans-   Acquired (A) Exercisable and   (Instr. 3 and 4)  of      ficially  Direct   direct
                Price    Trans-   action   or Disposed  Expiration Date   ----------------  Deriv-  Owned     (D) or   Bene-
1.              of       action   Code     of(D)        (Month/Day/Year)            Amount  ative   at End    In-      ficial
Title of        Deriv-   Date     (Instr.  (Instr. 3,   ----------------            or      Secur-  of        direct   Owner-
Derivative      ative    (Month/  8)       4 and 5)     Date     Expira-            Number  ity     Month     (I)      ship
Security        Secur-   Day/     ------   ------------ Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)      ity      Year)    Code V    (A)   (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       By GE
                                                                                                                       Equity,
                                                                                                                       which is a
                                                                                                                       wholly-
                                                                                                                       owned
                                                                                                                       subsidiary
Series A                                                                                    *see                       of the
Convertible                                                               Common             note                      reporting
Preferred Stock   $50    1/14/00  P          20,000      1/14/00          Stock     909,091  below   20,000   (I)      person
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Series A
Convertible                                                                                 **see
Preferred                                                                 Common             note
Stock             $50    5/05/00  P          21,615      5/05/00          Stock     982,500  below   21,615   (D)
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Warrants                                                                                    ***see
to Purchase                                                               Common             note
Common Stock    nominal  4/01/00  P          1           4/01/00          Stock     769,231  below   1        (D)
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                                                                                                                       By GE
                                                                                                                       Capital
                                                                                                                       Equity,
                                                                                                                       which is a
                                                                                                                       wholly-
                                                                                                                       owned
                                                                                                                       subsidiary
Warrants                                                                                    ****see                    of the
to Purchase                                                               Common             note                      reporting
Common Stock    nominal  4/10/01  P          1           4/10/01          Stock     1,758    below   1        (I)      person
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Warrants                                                                                    ****see
to Purchase                                                               Common             note
Common Stock    nominal  4/10/01  P          1           4/10/01          Stock     1,900    below   1        (D)
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
Explanation of Responses:

* Issued in connection with GE Capital Equity Investments, Inc.'s ("GE Equity") acquisition of 20,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock"), of the Issuer at $50 per share.

** Issued in connection with a letter agreement dated as of May 5, 2000, pursuant to which the Reporting Person agrees to receive 21,615 shares of the Preferred Stock in lieu of cash interest in the amount of $1,080,736.59 accruing on all of the notes executed by the Issuer in favor of the Reporting Person under a Supplemental Securities Purchase Agreement, without separate consideration.

*** Issued in connection with the 9.5% subordinated notes of the Company issued in an original aggregate principal amount of $5.0 million as a result of certain performance tests not being met.

**** The warrants were issued in connection with the Waiver of Default and Consent to Amendment of Business Plans, dated as of April 10, 2001.

***** The warrants were issued in connection with the Waiver of Default and Consents to Amendment of Business Plans, dated as of April 10, 2001.





    /s/ Barbara J. Gould                                      May 10, 2001
---------------------------------------------            -----------------------
       **  Signature of Reporting Person                         Date
           Barbara J. Gould, Department Operations Manager
           General Electric Capital Corporation


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.